

December 27, 2010

Marsha C. Williams
Senior Vice President and Chief Financial Officer
Orbitz Worldwide, Inc.
500 West Madison Street, Suite 1000
Chicago, IL 60661

> **Re: Orbitz Worldwide, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 3, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 8, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 21, 2010**
> **File No. 001-33599**

Dear Ms. Williams:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis
Critical Accounting Policies, page 60

1. We note you recorded $284 million and $332 million impairment of goodwill, trademarks and trade names in 2008 and 2009, respectively. In view of the highly material amount of the remaining balances of these assets that collectively represent 67% of total consolidated assets, please expand your disclosure to provide a sensitivity analysis discussion of the material assumptions used in your impairment assessment. Among other disclosure that may be necessary, specifically furnish a robust discussion that (i) analyzes and quantifies the specific sensitivity to change of the critical estimates or assumptions based on other outcomes that may be reasonably likely to occur and that would have a material effect upon

further and continued impairment of these assets and (ii) provides how accurate the estimates/assumptions have been in the past, how much the estimates/assumptions have changed in the past and whether the estimates/assumptions are reasonably likely to change in the future. In this regard, your sensitivity analysis should consider detailing the impact of a specific change in assumptions in forecasting significant items (revenues, expenses, capital expenditures) used in your cash flow model, including the impact of a specific variance in the discount rate, on estimated cash flows. Your disclosure should also include a discussion of the critical factors employed in the market approach you use in estimating the fair value of reporting units and the influence this approach had on your assessment. Refer to Section V of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance and expand your disclosure accordingly.

Item 11. Executive Compensation, page 121

2. In future filings, please revise the first paragraph of this section to incorporate by reference the information under the headings "Summary Compensation Table" and "Director Compensation." Refer to Item 402 of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Management's Discussion and Analysis
Overview
Supply, page 30

3. Please tell us and, to the extent material, disclose the impact of the termination of the arrangement with American Airlines on your volume of business, revenues, operations, results and cash flows. If a new arrangement has been reached with American Airlines, tell us and disclose the extent that the new arrangement materially differs from the preceding arrangement in its impact on your volume of business, revenues, operations, results and cash flows. Refer to Section III.B.3 of the release identified in the preceding comment for guidance.

Definitive Proxy Statement on Schedule 14A

Executive Compensation
Executive Summary, page 17

4. We note your disclosure in the first bullet on page 19 that the Compensation Committee has concluded "that the risks arising from our employee compensation programs are not reasonably likely to have a material adverse effect on the Company."   Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Executive Compensation Process, page 20

5. We note your disclosure in the first full paragraph on page 21 that the tally sheets used to
    assess the continuing appropriateness of your compensation contains market data that is
    provided by FWC.   If the market data was based on companies other than those listed on
    page 20, please tell us whether benchmarking was material to your compensation policies
    and decisions related to your review of the tally sheets and assessment of the continuing
    appropriateness of your compensation.   If benchmarking was material, in future filings
    please list the companies to which you benchmark and disclose the degree to which the
    Compensation Committee considered such companies comparable to you.   Refer to Item
    402(b)(2)(xiv) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and
   •   the company may not assert staff comments as a defense in any proceeding initiated by
       the Commission or any person under the federal securities laws of the United States.

        You may contact Doug Jones at 202-551-3309 if you have questions regarding comments
on the financial statements and related matters. Please contact Tonya Bryan at 202-551-3601 or
Julie Rizzo at 202-551-3574 concerning other matters. You may also contact me at 202-551-
3380 with any questions.

                                                Sincerely,

                                                Lyn Shenk
                                                Branch Chief